Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Names of Subsidiary	Place of Organization	Percentage of Voting Securities Owned
First Financial Investments, Inc.	Texas	100%
Abilene, Texas

First Technology Services, Inc.	Texas	100%
Abilene, Texas

First Financial Trust & Asset Management Company, N.A.*	Texas	100%
Abilene, Texas

First Financial Bank, N.A*	Texas	100%
Abilene, Texas

First Financial Insurance Agency, Inc.	Texas	100%
Abilene, Texas

*	National charter.